Texaplex Properties, LLC
276 Washington Street #305,
Boston, MA 02108

Regulation A Offering
Filed on August 24, 2011
File No. 024-10302

February 3, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Response to Comments Issued on February 1, 2012

Dear Division of Corporation Finance,

Pursuant to the comments issued by your office on February 1, 2012, the Company has amended its Offering Circular and some of the Exhibits to address the comments by certain revision, clarifications and additional disclosures. Seven copies of the amended Offering Circular and Exhibits are accompanying this letter.

The following is an itemized list of revisions and responses addressing each of the Division's comments.

Part II – Offering Circular

Cover page

1. We note your revised disclosure and your response to comment two of our letter dated January 20, 2012. However, we partially reissue the comment. We understand that the company is not obligated to pay principal and interest upon maturity. This disclosure remains inconsistent with your note, which says the Issuer promises to pay the note holder principal and accrued interest within 30 days of the maturity date, and your legality opinion, which concludes that the securities are valid and binding obligations of the company. Please revise to address these inconsistencies. Finally, given the potential for an investor to never be paid principal and interest, the securities do not appear to have a maturity date, which you indicate is a basic term of a debt security. We repeat the last sentence of prior comment two.

Company's Response:
The Company understood the Division's comment and made material changes to appropriate sections of the Circular, Subscription Agreement and the Note to make the disclosure consistent and define its obligation to repay the principal and interest within predetermined period. In this regard, amendments were made within following sections of the Offering Circular: 1) Cover Page, paragraph seven, pg. 1; 2) Risk Factors: items 1, 6 and 19; 3) Subsection *Procedures Relating to Non-Payment of Obligations*, pg. 25; 4) Subsection *Defined Events of Default Under the Notes and the Lack of Note Indenture*, pg. 30; 5) Subsection *Maturity*, pg. 31.

Additionally, corresponding changes were made to the Note (Exhibit 2.01, pg. 57) and Subscription Agreement (Exhibit 1.03), sections *Maturity* (pg. 61), *Events of Default Under the Notes and the Lack of Note Indenture* (pg. 61) and *Procedures Relating to Non-Payment of Obligations* (pg. 62).

Financial Statements

General

2. Please note the updating requirements for the financial statements as set forth in Part F/S of the instructions to Form 1-A.

Company's Response:
The Company has attached its most recent Balance Sheet – End of Fiscal Year 2011 (see pg. 33).

Exhibits

3. Please revise your note of debenture, Exhibit 2.01, to affirmatively state that the terms of the Subscription Agreement are part of the note and incorporated by reference.

Company's Response:
The Company has added the following language to the Note: "The Subscription Agreement shall be taken and considered as a part of this Note the same as if it was completely set out herein" to legally incorporate the Subscription Agreement into the Note. See pg. 57.

Additional note:
The Company has revised and amended its projected schedule of compensations (pg. 34). The amount of projected gradual principal repayments was reduced to equal approximately 38% repayment over six years. This change was due to possible need to fund additional reserves from operating revenue surpluses. Additionally, the amounts of projected interest distributions changed (increased). This change was triggered by decreased projected gradual principal repayments, as well as by changed weighted average interest due to introduction of lower minimum purchase of securities.

The Issuer:
Texaplex Properties, LLC

Signed by:

Frank J. Addivinola, Jr., CEO, CFO, Director

Angelica Chuvilina, COO, Director